June 10, 2010

Jeffrey B. Swartz, Chief Executive Officer
The Timberland Company
200 Domain Drive
Stratham, New Hampshire

RE: The Timberland Company
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No.: 1-9548

Dear Mr. Swartz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

1. We note the statement on page 22 and elsewhere regarding the constant dollar non-GAAP measure, which excludes the impact of items "not under management's direct control, such as changes in foreign exchange rates." In future filings, please revise the non-GAAP measure discussion of currency effects beyond management's control to briefly differentiate

between those effects and the other foreign exchange effects described on page 39 that are to some degree under management's control due to the actions you take "to mitigate [their] impact."

<u>Schedule II The Timberland Company Valuation and Qualifying Accounts, page 83</u>

2. We note on page 46 that you record reserves for sales returns and allowances. Please tell us why you do not include a rollforward of this valuation and qualifying account within Schedule II.

<u>Schedule 14A</u>

<u>Executive Compensation, page 19</u>

3. We note that you have not included any disclosure in response to item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Steve Lo (202) 551-3394 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Jim Lopez at (202) 551-3536 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Jeffrey B. Swartz, Chief Executive Officer
      Via facsimile to 603-773-1640